Exhibit 99.1

ReTo Eco-Solutions Reports First Half of 2021 Financial Results

BEIJING, October 27, 2021 – ReTo Eco-Solutions, Inc. (NASDAQ: RETO) (“ReTo” or the “Company”) a provider of technology solutions for the improvement of ecological environments, today announced its financial results for the first half of the financial year ending June 30, 2021. RETO is a manufacturer and distributor of eco-friendly construction materials as well as equipment used for the production of eco-friendly construction materials. RETO also engages in consultation, design, project implementation, and construction of urban ecological projects, including those for the purpose of capturing, controlling, and reusing rainwater, commonly called “sponge cities.”

CEO Comments

Mr. Hengfang Li, ReTo’s Chairman and Chief Executive Officer, said, "The COVID-19 pandemic was primarily responsible for the difficult first half of fiscal year 2021 for RETO. The international equipment market is struggling to recover from the pandemic. Currently, China’s infrastructure spending has decreased, meaning the demand for building materials has reduced. We have adjusted our strategy to refocus on science- and technology-led ecological and environmental protection which is “Technology Improves Ecology”. We have increased our investment in ecological restoration, ecological governance technology and market development, and have launched such projects in a few counties in Shanxi Province. This will enable us to improve the company's performance in the second half of the year. We have also increased our investment in the research and development of new equipment and technologies in solid waste utilization. The Research and Demonstration of Digital Ecological Creative Design for Winter Olympics Shougang Competition Venues, our national scientific research project, , as undertaken by the Company in conjunction with Tsinghua University, has entered the final delivery stage. Furthermore, as it completes the national science and technology research projects, the Company has also been preparing to register patents in printing large construction parts using solid waste and 3D printing technology, which laid the foundations for the development of our new technologies. We expect the Company to undertake a breakthrough in the second half of the year in sewage treatment equipment for villages and towns to assist in beautifying the villages of China. We will take further measures to develop or acquire new technologies to empower traditional industries and gradually accomplish the construction of an ecological restoration industrial chain.”

Mr. Hengfang Li continued, “In summary, we strive to not only complete scientific and technological development of traditional businesses, but also utilize new technologies to expand new business formats, which will enable RETO to become a supplier and operator of comprehensive solid waste applications and ecological restoration and treatment solutions. We are confident about RETO's role in traditional industries, but we also expect to increase our presence in new industries, such as solid waste management, and ultimately become a leader in the field that improves the ecology with scientific and technological advancement, thereby creating more value for the shareholders and making a greater contribution to the social ecology."

Six Months Ended June 30, 2021 Results

Revenue for the first half of fiscal 2021 decreased 27% to $2,282,526 compared to $3,142,102 for the first half of fiscal 2020. Machinery and equipment sales decreased 13% to $1,185,360 compared to $1,370,338 a year earlier. Construction materials sales decreased 33% to $1,097,166 compared to $1,634,236 last year. Municipal construction projects sales decreased to zero compared to $137,528 for the comparable period of last year.

Lower margins in construction material, decreased overall gross margin to negative 6% of revenue, or net gross margin loss $145,731, for the first half of fiscal 2021 compared to 8.2% of revenue, or $257,804, for the same period of last year.

The Company recorded non-cash bad debt expenses of $3,612,004 during the first half of fiscal 2021. These were related to uncollectible accounts receivables and advance payments. The Company recorded the non-cash bad debt expenses because of the change in market conditions, due to the ongoing COVID-19 pandemic. Bad debt expenses were $2,792,800 for the same period of last year.

The net loss for the first half of fiscal 2021 was $8,865,221, or $0.34 per share, compared to of $3,903,349, or $0.10 per diluted share, during the first half of last year.

Shareholders' equity at June 30, 2021 was $22,995,302, or $0.85 per outstanding share, compared to $27,961,821, or $1.16 per outstanding share, at June 30, 2020. There were approximately 26,955,147 ReTo Eco-Solutions, Inc. common shares outstanding at June 30, 2021.

Recent Developments

On August 18, 2021, the Company, through its wholly owned subsidiary, REIT Mingsheng Environment Protection Construction Materials (Changjiang) Co., Ltd., has entered comprehensive construction stage of a new iron tailings project (the "Project") in the Hainan Province. In an effort to recycle reusable solid waste, the Project carries a three-million-ton treatment capacity, in which the resulting product is expected to yield approximately RMB 280 million (approximately US$43.7 million) annual sales when production completes.

About ReTo Eco-Solutions, Inc. (NASDAQ: RETO)

Founded in 1999, ReTo Eco-Solutions, Inc. (NASDAQ: RETO), through its proprietary technologies, systems and solutions, is striving to bring clean water and fertile soil to communities worldwide. The Company offers a full range of products and services, ranging from the production of environmentally-friendly construction materials, environmental protection equipment, and manufacturing equipment used to produce environmentally-friendly construction materials, to project consulting, design, and installation for the improvement of ecological environments, such as ecological soil restoration through solid waste treatment. For more information, please visit: http://en.retoeco.com

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate,” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Specifically, the Company’s statements regarding: 1) the ability of additional features and customized configurations on its machinery and equipment products to attract new customers; 2) the ability of the growth of its business to resume in the near future; and 3) the further spread of COVID-19 or the occurrence of another wave of cases and the impact it may have on the Company’s operations are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the construction industry in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

ReTo Eco-Solutions, Inc.

Giorgio Zhao

Beijing Phone: +86-010-64827328

ir@retoeco.com or 310@reit.cc

（tables attached）

RETO ECO-SOLUTIONS INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2021	2020
ASSETS
Current Assets:
Cash and cash equivalents	$236,833	$1,120,840
Restricted cash	-	-
Accounts receivable, net – third parties	486,127	3,220,504
Accounts receivable, net - related party	238,008	202,074
Advances to suppliers, net – third parties	1,702,220	1,571,667
Advances to suppliers, net - related party	3,915,814	4,034,124
Inventories, net	982,696	730,207
Prepayments and other current assets	852,740	1,326,994
Prepayment for construction of properties	1,084,300	1,073,100
Total Current Assets	9,498,738	13,279,510

Property, plant and equipment, net	34,885,800	35,076,952
Intangible assets, net	6,409,844	6,405,059
Long-term investment in equity investee	2,865,650	2,836,050
Right-of-use assets	333,864	376,502
Total Assets	$53,993,896	$57,974,073

LIABILITIES AND EQUITY

Current Liabilities:
Convertible debt	$599,000	$-
Short term loans	5,917,180	6,662,048
Long term bank loans - current portion	4,631,378	2,912,555
Advances from customers	4,277,015	3,722,921
Advances from customers-related party	-	2,177
Deferred revenue	483,632	509,297
Accounts payable	1,114,457	858,277
Accounts payable - related party	154,653	153,344
Accrued and other liabilities	4,556,769	3,929,644
Third-party loan	1,951,740	707,500
Taxes payable	2,716,168	2,646,605
Due to related parties	915,516	764,533
Operating lease liabilities, current	132,511	125,885
Total Current Liabilities	27,450,019	22,994,786

Long term bank loans	4,337,200	6,285,300
Deferred grants	-	490,560
Operating lease liabilities - noncurrent	122,437	241,606
Total Liabilities	31,909,656	30,012,252

Commitments and Contingencies

Stockholders’ Equity:
Common Stock, $0.001 par value, 200,000,000 shares authorized, 26,955,147 and 24,135,000 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	26,956	24,135
Additional paid-in capital	46,395,881	43,709,127
Statutory reserve	2,386,119	2,386,119
Accumulated deficit	(25,620,798)	(17,245,453)
Accumulated other comprehensive loss	(1,320,060)	(1,598,819)
Total RETO Eco Solutions Inc. Stockholders’ Equity	21,868,098	27,275,109

Noncontrolling interest	216,142	686,712
Total Equity	22,084,240	27,961,821

Total Liabilities and Equity	$53,993,896	$57,974,073

RETO ECO-SOLUTIONS INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Six Months Ended June 30,
	2021	2020

Revenues- third party customers	$2,176,658	$3,142,102
Revenues-related parties	105,868	-
Total revenues	2,282,526	3,142,102
Cost of revenues – third party customers	2,342,547	2,884,298
Cost of revenues –related parties	85,710	-
Total Cost	2,428,257	2,884,298
Gross Profit(Loss)	(145,731)	257,804

Operating Expenses:
Selling expenses	379,672	474,901
General and administrative expenses	2,389,676	1,788,625
Bad debt expenses	3,612,004	2,792,800
Research and development expenses	160,472	180,339
Total Operating Expenses	6,541,824	5,236,665

Loss from Operations	(6,687,555)	(4,978,861)

Other Income (expenses):
Interest expense	(623,384)	(876,661)
Interest income	1,466	2,715
Other expenses, net	(243,409)	(111,729)
Change in fair value of convertible debt	(1,311,852)	-
Total other expenses, net	(2,177,179)	(985,675)

Loss before provision for income taxes	(8,864,734)	(5,964,535)
Provision for income taxes	487	131,615
Net loss from continuing operations	(8,865,221)	(6,096,150)
Gain from disposal of Gu’an REIT	-	2,192,801
Net Loss	(8,865,221)	(3,903,349)

Less: net loss attributable to noncontrolling interest	(489,876)	(163,008)
Net loss attributable to ReTo Eco-Solutions, Inc.	$(8,375,345)	$(3,740,341)

Net Loss	$(8,865,221)	$(3,903,349)
Other comprehensive loss:
Foreign currency translation adjustment:	298,065	(596,731)
Comprehensive Loss	(8,567,156)	(4,500,080)
Less: comprehensive loss attributable to noncontrolling interest	(470,570)	(349,798)
Comprehensive loss attributable to ReTo Eco-Solutions, Inc	$(8,096,586)	$(4,150,282)

Loss per share
Basic and diluted	$(0.34)	$(0.16)

Weighted average number of shares
Basic and diluted	24,753,947	23,622,148

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